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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c), and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.       )*

Western Reserve Bancorp, Inc.
(Name of Issuer)
Common Stock, no par value, $1.00 stated value
(Title of Class of Securities)
959330 10 1
(CUSIP Number)
April 28, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No.	959330 10 1	Page	of

1	NAMES OF REPORTING PERSONS: James P. McCready

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		25,340 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,340 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

25,340

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.5% (Based on 457,331 shares of common stock outstanding as of 12/31/05)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	959330 10 1	Page	of

1	NAMES OF REPORTING PERSONS: Roland H. Bauer, Trustee for James P. McCready-Medina Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		27,607 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		27,607 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,607

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.0% (Based on 457,331 shares of common stock outstanding as of 12/31/05)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.

	(a)	Name of Issuer:
Western Reserve Bancorp, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
4015 Medina Road
Medina, Ohio 44256
Item 2.

	(a)	Name of Persons Filing:
		1)	James P. McCready
		2)	Roland H. Bauer, Trustee for James P. McCready-Medina Trust

	(b)	Address of Principal Business Offices or, if None, Residence:
		1)	670 W. Market Street
Akron, OH 44308
		2)	670 W. Market Street
Akron, OH 44308

	(c)	Citizenship:
		1)	U.S.A.
		2)	U.S.A.

	(d)	Title of Class of Securities:
Common Stock, no par value, $1.00 stated value

	(e)	CUSIP Number: 959330 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned:
		1)	25,340(1)
		2)	27,607(1)

	(b)	Percent of class:
		1)	5.5%
		2)	6.0%

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
			1)	25,340(1)
			2)	27,607(1)

		(ii)	Shared power to vote or to direct the vote
			1)	0
			2)	0

		(iii)	Sole power to dispose or to direct the disposition of
			1)	25,340(1)
			2)	27,607(1)

		(iv)	Shared power to dispose or to direct the disposition of
			1)	0
			2)	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑. (2)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person — Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company — Not Applicable

Item 8.	Identification and Classification of Members of the Group — Not Applicable

Item 9.	Notice of Dissolution of Group — Not Applicable

Item 10.	Certification — Not Applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 6, 2006

/s/ James P. McCready

James P. McCready

/s/ Roland H. Bauer

Roland H. Bauer
Trustee for James P. McCready-Medina Trust

(1)	Roland H. Bauer acts as Trustee for the James P. McCready-Medina Trust, which holds 24,040 common shares of Western Reserve Bancorp, Inc. The trust vests sole dispositive and voting powers with the trustee. However, under the terms of the trust, James P. McCready must renew the trust annually on the first business day occurring four months after the last transfer of assets to the trust in the prior year, which date was January 2, 2006 this year, or ownership of the shares will revert back to Mr. McCready. Mr. Bauer maintains no pecuniary interest in the common shares held under the trust and disclaims actual beneficial ownership thereof.

(2)	As of December 31, 2005, Mr. McCready was deemed to be a beneficial owner of the 24,040 common shares of Western Reserve Bancorp, Inc. held in the James P. McCready-Medina Trust by virtue of the pending expiration of the trust on January 2, 2006. Mr. McCready exercised his authority under the trust to renew the trust on that date. The renewal provides that the sole voting and dispositive powers with respect to the common shares will continue to be vested in Mr. Bauer in his capacity as trustee. Consequently, as of the date of this filing, Mr. McCready is not a beneficial owner of the common shares held in the trust.